SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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August 25, 2017

VIA EDGAR

Mara L. Ransom, Assistant Director

Jennifer López, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                 Secoo Holding Limited
CIK No. 0001633441
Registration Statement on Form F-1

Dear Ms. Ransom and Ms. Lόpez:

On behalf of our client, Secoo Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement (without exhibits), marked to show changes to the draft Registration Statement confidentially submitted to the Commission on June 14, 2017.

In accordance with the Jumpstart Our Business Startups Act as amended, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s prompt feedback to this filing to allow the Company to meet its proposed marketing timetable in time.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Allen Lu, the audit engagement partner at KPMG Huazhen LLP, by phone at +86-10-8508-7805 or via email at allen.lu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Richard Rixue Li, Chairman and Chief Executive Officer, Secoo Holding Limited
Shaojun Chen, Chief Financial Officer, Secoo Holding Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Allen Lu, Partner, KPMG Huazhen LLP
Liu Fang, Esq., Partner, Clifford Chance